SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No. 10)*

Hertz Global Holdings, Inc.
(Name of Issuer)

Common Stock, Par Value $0.01
(Title of Class of Securities)

42806J106
(CUSIP Number)

Andrew Langham
Icahn Capital LP
16690 Collins Avenue
Sunny Isles, FL 33160
(305) 422-4100

(Name, Address and Telephone Number of Person Authorized to
Receive Notices and Communications)

May 26, 2020
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Section 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box / /.

NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d‑7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

SCHEDULE 13D

Item 1. Security and Issuer

This statement constitutes Amendment No. 10 to the Schedule 13D relating to the shares of Common Stock, Par Value $0.01 (“Shares”), issued by Hertz Global Holdings, Inc. (the “Issuer”) and hereby amends the Schedule 13D filed with the Securities and Exchange Commission on July 8, 2016, as amended by Amendment No. 1 to the Schedule 13D, filed with the Securities and Exchange Commission on November 8, 2016, Amendment No. 2 to the Schedule 13D, filed with the Securities and Exchange Commission on November 10, 2016, Amendment No. 3 to the Schedule 13D, filed with the Securities and Exchange Commission on March 4, 2019, Amendment No. 4 to the Schedule 13D, filed with the Securities and Exchange Commission on June 12, 2019, Amendment No. 5 to the Schedule 13D, filed with the Securities and Exchange Commission on July 12, 2019, Amendment No. 6 to the Schedule 13D, filed with the Securities and Exchange Commission on July 18, 2019, Amendment No. 7 to the Schedule 13D, filed with the Securities and Exchange Commission on September 11, 2019, Amendment No. 8 to the Schedule 13D, filed with the Securities and Exchange Commission on September 16, 2019, and Amendment No. 9 to the Schedule 13D, filed with the Securities and Exchange Commission on March 12, 2020, to furnish the additional information set forth herein.  All capitalized terms contained herein but not otherwise defined shall have the meanings ascribed to such terms in the Schedule 13D.

Item 4                        Purpose of Transaction

Item 4 of the Schedule 13D is hereby amended to add the following:

Carl Icahn issued the following statement:  “I have been an investor and supporter of Hertz since 2014.  Unfortunately because of Covid-19 which has caused an extremely rapid and substantial decrease in travel, Hertz has encountered major financial difficulties and I support the Board in their conclusion to file for bankruptcy protection.  Yesterday I sold my equity position at a significant loss, but this does not mean that I don’t continue to have faith in the future of Hertz.  I believe that based on a plan of reorganization that includes new capital, Hertz will again become a great company.  I intend to closely follow the Company’s reorganization and I look forward to assessing different opportunities to support Hertz in the future.”

Item 5. Interest in Securities of the Issuer

Items 5 of the Schedule 13D is hereby amended as follows:

(a)	As of the date hereof, the Reporting Persons do not beneficially own any Shares.

(b)	As of the date hereof, the Reporting Persons do not beneficially own any Shares.

Item 5 (c) of the Schedule 13D is hereby amended by the addition of the following:

(c) The following table sets forth all transactions with respect to Shares effected during the past sixty (60) days by any of the Reporting Persons.  Except as otherwise noted below, all such transactions were sales of Shares effected in the open market, and the table includes commission paid in per share prices.

Name of Reporting Person	Date of Transaction	Amount of Securities	Price Per Share
Icahn Partners LP	05/26/2020	32,326,849	$ 0.72
Icahn Partners Master Fund LP	05/26/2020	23,015,260	$ 0.72

(d)	Not applicable.

(e)	As of the date hereof, the Reporting Persons do not beneficially own any Shares.

SIGNATURE

After reasonable inquiry and to the best of each of the undersigned knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: May 27, 2020

ICAHN PARTNERS MASTER FUND LP
ICAHN OFFSHORE LP
ICAHN PARTNERS LP
ICAHN ONSHORE LP
BECKTON CORP.
HOPPER INVESTMENTS LLC
BARBERRY CORP.
HIGH RIVER LIMITED PARTNERSHIP
By: Hopper Investments LLC, general partner
By: Barberry Corp.

By: /s/ Irene March
Name: Irene March
Title: Authorized Signatory

ICAHN CAPITAL LP
By: IPH GP LLC, its general partner
By: Icahn Enterprises Holdings L.P., its sole member
By: Icahn Enterprises G.P. Inc., its general partner
IPH GP LLC
By: Icahn Enterprises Holdings L.P., its sole member
By: Icahn Enterprises G.P. Inc., its general partner
ICAHN ENTERPRISES HOLDINGS L.P.
By: Icahn Enterprises G.P. Inc., its general partner
ICAHN ENTERPRISES G.P. INC.

By: /s/ Keith Cozza
Name: Keith Cozza
Title: Authorized Signatory

/s/ Carl C. Icahn
CARL C. ICAHN

[Signature Page of Amendment No. 10 to Schedule 13D – Hertz Global Holdings, Inc.]